UF12-12-02

02054980

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION DEC - 4 2002 WASH. D.C. 154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza - 165 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Olsen (212) 225-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

GIMSON YEE
NOTARY PUBLIC, STATE OF NEW YORK
REG #01YE5075861, NEW YORK COUNTY
COMMISSION VALID TO APRIL 7 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of
Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (a wholly owned subsidiary of Scotia Capital Inc.) as of October 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 22, 2002

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of
Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2002

Assets		
Cash and cash equivalents	$	173,442
Cash on deposit with clearing organizations		4,609,387
Securities segregated under Federal and other regulations		1,996,700
Receivable from brokers, dealers, and clearing organizations		139,237,167
Receivable from customers		2,142,713
Securities owned, at market value		151,489,479
Accrued interest receivable		2,553,028
Exchange membership, at cost (market value $2,300,000)		170,165
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $264,651		2,308,107
Other assets		48,328,886
Total assets	$	353,009,074
Liabilities and Stockholder's Equity		
Liabilities:		
Bank loan payable	$	14,943,000
Payable to brokers, dealers, and clearing organizations		15,830,921
Payable to customers		597,347
Securities sold, not yet purchased, at market value		113,377,363
Accrued interest payable		1,717,753
Accounts payable, accrued expenses, and other liabilities		30,757,344
Total liabilities		177,223,728
Commitments and contingencies		
Subordinated borrowings		75,000,000
Stockholder's equity:		
Common stock, par value $10 per share; 3,000 shares authorized, issued, and outstanding		30,000
Additional paid-in capital		69,010,000
Retained earnings		31,745,346
Total stockholder's equity		100,785,346
Total liabilities and stockholder's equity	$	353,009,074

See accompanying notes to financial statements.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of
Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2002

(1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and other securities exchanges. The Company's primary business activities are trading in Canadian and U.S. securities and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Cash and cash equivalents include demand deposits held in banks and overnight Federal funds sold.

Customers' securities transactions are recorded on a settlement-date basis and securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at market value.

Obligations under agreements to repurchase securities and securities purchased under resale agreements are treated as collateralized financing transactions. The liabilities and assets, which result from these agreements are recorded in the statement of financial condition at the amounts at which the securities were sold or purchased. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

The Company provides for all income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company acts as agent for its Ultimate Parent to market certain products in the United States on its behalf.

Receivable from and payable to brokers, dealers, and clearing organizations included balances with the Parent of $1,134,571 and $5,599,852, respectively. Included in other assets are receivables from Parent and affiliates of $2,871,286 and $29,304,449, respectively. Included in accounts payable, accrued expenses, and other liabilities are payables to affiliates of $7,234,199.

(Continued)

(3) Securities Segregated for Regulatory Purposes

At October 31, 2002, the Company had qualified securities in the amount of $1,996,700 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the SEC).

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities at market value, as follows:

		Owned	Sold, not yet purchased
Corporate debt obligations	$	52,439,025	38,109,160
U.S. and Canadian government obligations		17,516,993	47,029,705
Canadian provincial obligations		75,688,080	24,041,210
Foreign government obligations		5,845,381	4,197,288
	$	151,489,479	113,377,363

(5) Bank Loan Payable

At December 31, 2002, the Company had a bank loan payable of $14,943,000 which bears interest at market rates. The Company had an unused credit facility with a financial institution amounting to $35,057,000 as of October 31, 2002.

(6) Subordinated Borrowings

On June 1, 2001, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $150 million. The note bears a market rate of interest on the amount drawn upon and is covered by an agreement accepted by the NASD, and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The note matures on May 31, 2004 and $75 million was outstanding at October 31, 2002.

(7) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan which covers substantially all full-time employees. The costs of the plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the plan's assets as they relate to the employees of the Company.

(Continued)

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(8) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum future rentals as follows:

		Minimum future rentals
Fiscal year ending October 31:		
2003	$	765,696
2004		801,145
2005		850,773
2006		850,773
2007		850,773
2008 and thereafter		6,026,309
	$	10,145,469

In the normal course of business, the Company, from time to time, may be a defendant in litigation relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of operations.

(9) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .26 to 1. The Company's net capital was $109,595,710 which was $107,663,038 in excess of its required net capital of $1,932,672.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(10) Income Taxes

The Company provides all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities. The deferred tax assets of $1,143,099 at October 31, 2002 were composed of temporary differences.

(11) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(12) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. In accordance with industry practice, the Company records these transactions on a settlement-date basis, which is generally one business day for U.S. Government securities transactions and three business days for equity and debt securities transactions. As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts in which case the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, securities loaned, and repurchase agreements. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2002, the market value of securities pledged under these secured financing transactions approximated the amount due.

(Continued)

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of
Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2002

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this $113,377,363 obligation in the financial statements at the October 31, 2002 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2002. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities, and substantially all of the Company's financial assets and liabilities are carried at market or fair values.

(13) Other Assets

Included in other assets is a note receivable from a customer of $7,951,399, net of a reserve of $12,127,890 issued in connection with an equity derivative transaction. The note bears interest at market rates and matured on August 12, 2002. The customer has defaulted on its interest and principal payments and is on a nonaccrual basis. The Ultimate Parent has indemnified the Company for the principal and related accrued interest.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the statement of financial condition of Scotia Capital (USA) Inc. (the Company) (a wholly owned subsidiary of Scotia Capital Inc.) for the year ended October 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by Scotia Capital (USA) Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 22, 2002